Mail Stop 4561

October 16, 2007

Herbert L. Hornsby, Jr.
President and Chief Executive Officer
Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210

> **Re: Cape Bancorp, Inc.**
> **Form S-1, filed September 19, 2007**
> **File No. 333-146178**

Dear Mr. Hornsby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please include a prospectus for all the securities registered.

2. Please provide the staff with the Janney Montgomery Scott board book for the transaction.

3. Securities are offered pursuant to prospectuses, not proxy statements. Several times you refer to a proxy statement, for example, on the cover page, when a reference to a prospectus would be more appropriate.

Summary

Acquisition of Boardwalk Bancorp, page 2

    4. Please confirm that Boardwalk did not provide financial projections to Cape.

After-Market Stock Price Performance Provided by Independent Appraiser, page 7

    5. Please delete the Average and Median numbers from the "Through August 31, 2007" column.

Purchases and Stock Elections by Directors and Executive Officers, page 16

    6. Revise this section to include the percentage of shares that Cape Bancorp officers and directors will own at the minimum of the range. Additionally, disclose the percentage of shares to be owned by current directors of Boardwalk Bancorp at the minimum of the range assuming they receive the maximum 678,569 shares. Please also disclose whether the calculation of 678,569 shares includes any shares that may be acquired upon the exercise of stock options and converted to Cape Bancorp shares.

Risk Factors

General

    7. The purpose of the Risk Factors section is to discuss the most significant factors that make the offering speculative or risky. It is not intended to be a place for the Company to offer assurances. However, you make reference to the Company's inability to offer assurances as to the following: (a) the banking franchise's value, (b) the price of the common stock, and (c) the tax-exempt status of the charitable foundation. Instead of stating the Company's inability to make assurances, please revise these portions of the Risk Factors section to merely state the material risks that exist due to the uncertainties addressed.

Subscribers who purchase shares in the offering …, page 20

    8. Please disclose the dilution rate purchasers in the offering would experience at the minimum of the offering range as a result of the issuance of the merger shares.

Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the
Conversion and Acquisition, page 40

9. Please tell us why the fair value adjustments related to the December 31, 2006
balances referred to in note 1 were calculated using June 30, 2007 market rates
and balances as opposed to December 31, 2006.

Pro Forma Unaudited Condensed Consolidated Statement of Income for the Six Months
Ended June 30, 2007, page 55

10. Please revise here and in your other pro forma information to include an offering
adjustment to record estimated stock-based incentive plan expense and stock
option plan expense since these plans are expected to have a continuing impact on
the statement of operations.

11. In note 4 on page 56, you state that you have recorded a purchase accounting
adjustment related investment securities <u>available for sale</u>. It appears that the
adjustment relates to investment securities <u>held to maturity</u>. Please revise or
advise us.

Additional Pro Forma Data, page 63

12. Please tell us why you have included this additional pro forma data and tell us
how you considered whether your pro forma adjustment related to interest income
on net investable proceeds is permissible by Rule 11-02 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of Cape Bancorp, page 73

General – Allowance for Loan Losses

13. Please revise to disclose the following related to your allowance for loan losses:

a. Describe and quantify each element of your allowance, including specific and
general allocations;
b. Discuss the estimates used in determining the specific elements of the
allowance;
c. Describe the basis for estimating the impact of environmental factors, such as
local and national economic conditions and trends in delinquencies and losses
and whether you modify loss factors or establish a separate allowance element
for these factors.

Additional information is available in Section II.P. of the November 30, 2006
Current Accounting and Disclosure Issues in the Division of Corporation Finance

Outline available on the SEC's web-site.

General – Provision for Loan Losses

14. Please revise to explain the period-to-period changes in specific elements of the allowance. Your explanations should discuss the reasons for the changes in asset quality and explain how those changes have affected the allowance and provision.

Refer to additional information available in Section II.P. of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC's web-site.

Business of Cape Bancorp, Inc. and Cape Savings Bank

Non-Performing Assets, page 103

15. State the amount of interest income on the non-accrual loans that was included in net income for the periods stated. See Instruction (2) to Item III.C.1. of Industry Guide 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Boardwalk Bancorp, page 116

General – Industry Guide III Disclosures

16. Please revise to present the disclosures required by Industry Guide III of Regulation S-K for all required periods as described in the General Instructions. For example, please disclose:

a. The investment information required in section II.A for three years;
b. The loan portfolio information required in section III.A and III.C for five years;
c. The summary of loan loss experience information required in section IV.B for five years;
d. The short term borrowings information required in section VII for three years.

Average Balances, Yields and Interest Income and Expense Summary, p. 140

17. You indicate that the ratio of average interest earning assets to average interest bearing liabilities ("IEA/IBL") was 108.75% as of December 31, 2006. The Appraisal indicates that the IEA/IBL is currently 100.0%. Please describe the reason(s) for the decline from 108.75% to 100.0%.

Provision for Loan Losses, page 145

18. Please revise to explain the period-to-period changes in specific elements of the allowance. Your explanations should discuss the reasons for the changes in asset quality and explain how those changes have affected the allowance and provision.

    Refer to additional information available in Section II.P. of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC's web-site.

Compensation Discussion and Analysis, page 167

19. The Summary Compensation Table on page 177 indicates that each named executive officer received a bonus award in 2006. Please revise the Compensation Discussion and Analysis section to specifically address how these amounts were calculated. In particular, state the criteria satisfied by the Company and/or by each named executive officer which entitled him or her to the bonus compensation. Please also discuss the factors used to determine the number of phantom restricted shares and phantom incentive stock options awarded to the select group of officers. Furthermore, please discuss any material changes to the compensation program in 2007, including any changes to objective performance criteria. Please refer to Item 402(b) of Regulation S-K.

Executive Compensation

General

20. Please provide, in tabular format, grants of plan-based awards that have been made to the named executive officers. Refer to Item 402(d) of Regulation S-K.

Employment Agreements, page 177

21. Please quantify the estimated payments and benefits that would be provided to each named executive officer upon separation from the Company. Please refer to Item 402(j)(2) of Regulation S-K.

22. Please describe whether severance payments and benefits are conditioned upon compliance with the non-compete agreement mentioned on page 178. Please refer to Item 402(j) of Regulation S-K.

Change in Control Agreements, page 180

23. Revise this section, or the Compensation Discussion and Analysis, to discuss how the Company determined that the size of the post-termination payments were appropriate. Please refer to Item 402(j) and 402(b) of Regulation S-K.

Employee Stock Ownership Plan, page 186

24. Please add a sentence to the last paragraph of this section stating that the compensation expense resulting from commitments of shares to be released from the suspense account will reduce the Company's earnings.

Transactions with Director and Management, page 188

25. Please confirm that no discounted mortgages have been made to officers and directors and their family members.

Material Income Tax Consequences, page 237

26. Item 8 of the enumerated material federal income tax consequences states a "more likely than not" level of certainty. Please explain why there is uncertainty regarding the basis stockholders will have in the Cape Bancorp common stock. Also, please provide risk factors and/or other appropriate disclosure setting forth the risks to investors.

Consolidated Financial Statements of Boardwalk Bancorp, Inc. and Subsidiary

Note 3 – Investment and Mortgage-Backed Securities, page G-13

27. Please revise to provide a table of available-for-sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of each balance sheet date presented. Refer to paragraph 21 of EITF 03-1.

Prospectus Cover Page to "Preliminary Proxy Statement of Boardwalk Bancorp, Inc."

28. Please include the number of shares of Cape Bancorp common stock that will be issued to Boardwalk Bancorp shareholders in the merger. Refer to Item 501(b)(2) of Regulation S-K.

29. Please indicate the amount of compensation Janney has received from Boardwalk during the previous two years.

Exhibits

Exhibit 5

30. Please revise the opinion to include counsel's determination as to whether the securities are "duly authorized."

Exhibit 8

31. For Item 1, under the heading "With regard to the Merger," remove the statement, "Provided the Merger qualifies as a statutory merger."

32. You may limit reliance on your opinion with regard to purpose, but not person. Please revise.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brittany Ebbert at 202-551-3572 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair at 202-551-3583 or me at (202) 551-4516 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

CC: By Fax (202) 362-2902
        Marc Levy, Esq.
        Eric Luse, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Ave, NW, Suite 400
        Washington, DC 20015